FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

TRIVALENCE MINING CORPORATION

(Translation of registrant's name into English)

502 815 HORNBY ST., VANCOUVER, B.C., CANADA V6Z 2E6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X_(SEC File No. 0-29908)         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .X..  No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-4688

•

 EXHIBITS

Exhibit 1	Material Change Report dated December 4, 2002

BCF 53-901F
SECURITIES ACT (BRITISH COLUMBIA)
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.

Reporting Issuer

Trivalence Mining Corporat1on
502 - 815 Hornby Street
Vancouver, B.C.
V6Z 2E6

(the "Issuer")

2.

Date of Material Change

November 21, 2002

3.

Press Release

A press release announcing the material change was issued on November 29, 2002 at Vancouver, British Columbia.

4.

Summary of Material Change

The Company's mineral resource at its Aredor mine have been damaged by artisinal mining. Management believes the mineral resource may have sustained additional impairment due to economic factors.

5.

Full Description of Material Change

Artisinal mining activities at the Aredor mine continues to take place outside of the 200 square kilometres of the concession that has been retroceded to the local population.  As previously reported, during the 30 months ended June 30, 2002 management estimates that approximately 15% of the indicated resource has been damaged to artisinal mining activity despite security measures carried out by mine management.  Based on internally generated estimates, management believes that the mineral resource may have sustained additional impairment due to economic factors.

6.

Reliance on Section 85(2) of the Act

Not applicable

7.

Omitted Information

No information has been omitted in respect to the material change.

8.

Senior Officer

For further information contact

Warren Robb

Tel: (604) 684-2401

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 4th day of December, 2002

SIGNED

TREIVALENCE MINING CORPORATION

Per:           "Warren Robb"

Warren Robb, P Geo
Vice-President, Investor Relations

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIVALENCE MINING CORPORATION

(Registrant)

By:/s/ Hamish Malkin

(Signature)

Hamish Malkin, CA

Chief Financial Officer

Date: January 31, 2003